June 14, 2006

VIA HAND DELIVERY AND OVERNIGHT MAIL

Ms. Theresa Messinese

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	VCG Holding Corp. File No. 0-50291 Form 10-K for fiscal year ended December 31, 2005

Dear Ms. Messinese:

This letter is in response to your June 6, 2006 comment letter (the “Comment Letter”) to Mr. Donald W. Prosser, Chief Financial and Accounting Officer of VCG Holding Corp. (the “Company”), as indicated above.

This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments, or why, with respect to certain comments, the Company believes that no changes to its disclosures are necessary, and provides certain supplemental information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred above.

Form 10-KSB: For the Year Ended December 31, 2005

Consolidated Financial Statements

Note 3: Acquisition

1.	We note your response to prior comment 9. The liquor and entertainment licenses transferred to you in the purchase of the Colorado Club meet the criteria for recognition as an asset apart from goodwill in accordance with paragraph 39 of SFAS 141. Please allocate a portion of the purchase price to these licenses and record the appropriate amortization.

Response:

We agree that paragraph 39 of SFAS 141 would apply but we have two problems with applying a value to the licenses and amortizing. The State of Colorado does not allow the transfer of liquor licenses. The license is allowed at the location and most be applied for by the operator or individual who plans to purchase the location. Once the operator is approved by excise and licensing the purchase of the location maybe completed and a new license is issued to the new operator. As long as all laws are complied with and the license is renewed annually before the due date of the renewal of the license and therefore the license has no term except if the owner or operator is changed at the location. We capitalized our costs of this process and expense the license fee each year upon renewal. We would be allocating a portion of the purchase price to the license if we could have a comp to use for value. In addition, if we did capitalize a portion of the purchase price we would not amortize it as there is no life expectance for the license, except sale or closure.

Note 16: Segment Accounting

2.	Your response to prior comment 12 is unclear. Please explain to us why each of your night clubs is not a segment in accordance with paragraph 10 of SFAS 131. As part of your response, provide us the information reviewed by your chief operating decision maker to make decisions about allocation of resources and assess performance.

Response:

We have attached the financial information reviewed by our chief decision maker (“CDO”). (Exhibits 1 & 2)

Although our CDO does review operating results from each of the individual nightclubs, and in fact in our MD&A in 2005 we discussed the change in our consolidated revenue by reviewing the developments on a nightclub by nightclub basis (a method we may, or may not, use in future years), we believe that our nightclubs can be aggregated into one operating segment under paragraph 17 of SFAS No. 131.

Paragraph 17 of SFAS No. 131 sets forth five criteria that must be met for such aggregation:

a.	The nature of the products and services. Clearly each of our clubs offers similar products and services, specifically food, beverage and adult entertainment.

b.	The nature of the production processes. Again it should be clear that each of our clubs uses a similar “production” process.

c.	The type or class of customer for their products and services. All of our clubs have similar customers; individuals seeking the type of entertainment we provide.

d.	The methods used to distribute their products or provide their services. Again it should be clear that each of our clubs uses the same method to “distribute” our product.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. Although the liquor and adult entertainment license laws and regulations may slightly from location to location, all of our clubs function under a regulatory environment that is similar.

We also note that in paragraph 73 of SFAS No. 131 the FASB cited as a specific example a company in the retail business with 10 separate stores.

Although the gross margins at our clubs currently vary from location to location, we would note that we believe that the “future prospects” for the clubs are similar, and that, according to the staff of the FASB, the focus or the “similarity” test is the future prospects (see Question 8 in the FASB’s “Q&A 131—Segment Information: Guidance on Applying Statement 131” issued in December, 1998, in which the FASB staff states that Statement 131 states that “operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.”) As we explain in our MD&A, or “upscale” clubs will generally generate a lower gross margin percentage, but will generate higher sales. We also explain in Part I that our strategy is to upgrade non “upscale” clubs to be “upscale clubs.”

In considering this issue, we reviewed the SEC filings of other companies that we believed might have had to consider the same or similar issue:

Brinker International. Brinker International operates restaurants operating under the Chili’s Grill & Bar, Macaroni Grill, Maggiano’s Little Italy and On the Boarder Mexican Grill brand names. Despite the fact that its restaurants operate under then more than one name and theme, and thus offer different menus with different price points, Brinker aggregates all of its restaurants into one segment. Its financial statements state:

“Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company identifies operating segments based on management responsibility and believes it meets the criteria for aggregating its operating segments into a single reporting segment.”

We believe that it is likely that Brinker’s CDO reviews operating information for each restaurant, or at least for each chain or restaurants and for restaurants grouped by geographic area. We would also assume that store, or at a minimum for aggregations of stores by geographic region. We would also believe that the profitability of the restaurants varies from one type of restaurant to another, since the restaurants offer different themes and menus and thus offer different price points. Profitability may also vary among different restaurants of the same name based on their geographic location and the resultant mix of menu items demanded by the customers in that area.

John Q. Hammons, Inc. John Q. Hammons operates 44 hotels in various locations in the United States. Its hotels operate under the Embassy Suites, Holiday Inn, Hampton Inn & Suites and Marriott names, among others. We would believe that it is likely that Hammons’ CDO reviews operating information for each hotel. We would expect that the period to period gross profit or operating profit of the various hotels varies due to the different pricing structures of the different brand names, as well as variations in occupancy rates, fixed costs, seasonality, etc. Despite these facts, John Q. Hammons reports all of its operations as a single aggregated segment.

Rick’s Cabaret. Rick’s Cabaret operates ten restaurant night clubs that offer adult entertainment. Rick’s Cabaret also operates an adult oriented web site. Rick’s Cabaret classifies its operating into two segments; night clubs, and internet.

Wal-Mart. Wal-Mart operates in three segments, Wal-Mart Stores, Sam’s Club, and International. Included in the Wal-Mart Stores segment are three types of stores:

• Supercenters, which average approximately 187,000 square feet in size and offer a wide assortment of general merchandise and a full-line supermarket;

• Discount Stores, which average approximately 102,000 square feet in size and offer a wide assortment of general merchandise and a limited variety of food products; and

• Neighborhood Markets, which average approximately 42,000 square feet in size and offer a full-line supermarket and a limited assortment of general merchandise.

We believe that it is likely that Wal-Mart’s CDO reviews operating information for each store, or at a minimum for aggregations of stores by geographic region. We would also assume that the profitability of the stores varies from one type of store to another, and even among stores based on their geographic location and the resultant product mix demanded by the customers in that area. Nonetheless, all domestic Wal-Mart stores are aggregated into a single segment.

Note 18: Subsequent Events

2.	We note your response to prior comment 13. Your inability to ascertain the amount of the liability associated with “put” shares does not preclude the recording of a liability. As you were aware of the number of shares that were associated with the put right, the redemption amount should be reclassified as a liability. Please revise your financial statements in accordance with paragraph 9 and A7 of SFAS 150.

Response:

We agree with your assessment of the recording of the liability and have discussed it with our auditors. The problem fixed itself in the 1st quarter 10QSB and the total amount of “puts” that were redeemed at December 31, 2005 was less than $500,000. The auditors did not believe this amount is material to the balance sheet and the current liabilities as our working capital deficit at December 31, 2005 was $6,631,768. During the first quarter and part of this quarter we completely restructured our debt including remaining payments of “puts” of preferred stock received December 31, 2005. We would request that we not be required to restate and reissue our December 31, 2005 financial statements. We will follow your guidance if you require us to restate but would believe that the problem has and will resolve itself in the 1st and 2nd Quarter 10QSB’s.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Response:

The Company acknowledges the foregoing and that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•

the SEC staff’s comments or changes to disclosure in response to the staff’s comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *    *    *    *    *

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Very Truly Yours,

Donald W. Prosser CPA

Chief Financial Officer

Exhibit 1

	Weekly Club Comparisons as of 11-Jun-06
	Current WK	Prior Week	Net Chg Weekly	% INC(DEC)	Prior Yr Week	Net Chg Prior Yr	% INC(DEC)
ALL STARS DNVR	20,464	17,459	3,006	17.22%	29,848	(9,384)	-31.44%
PENTHOUSE DENVER	64,635	40,725	23,910	58.71%	52,118	12,517	24.02%
PTs DENVER	63,849	56,851	6,998	12.31%	59,239	4,610	7.78%
GLENARM	101,144	90,454	10,691	11.82%	60,101	41,044	68.29%
CTRFLD	38,641	38,756	(115)	-0.30%	38,800	(159)	-0.41%

Sub Total	288,733	244,243	44,490	18.22%	240,106	48,627	20.25%

PLATINUM	29,659	27,367	2,292	8.37%	26,040	3,619	13.90%
CARDINAL	29,731	31,354	(1,622)	-5.17%	28,012	1,720	6.14%
RCC LP	29,668	35,249	(5,581)	-15.83%	25,621	4,047	15.80%
MRC LP	47,771	57,882	(10,111)	-17.47%	56,280	(8,509)	-15.12%
IRC LP	98,488	93,026	5,462	5.87%	81,541	16,947	20.78%

Sub Total	235,318	244,878	(9,561)	-3.90%	217,493	17,824	8.20%

INDY	50,028	50,646	(619)	-1.22%	41 ,234	8,794	21.33%

Sub Total	50,028	50,646	(619)	-1.22%	41,234	8,794	21.33%

KENTUCKY REST	38,010	35,089	2,921	8.32%	27,668	10,342	37.38%

Sub Total	38,010	35,089	2,921	8.32%	27,668	10,342	37.38%

PENTHOUSE AZ	23,721	20,966	2,755	13.14%	32,124	(8,403)	-26.16%

Sub Total	23,721	20,966	2,755	13.14%	32,124	(8,403)	-26.16%

Total	635,809	595,823	39,986	6.71%	558,625	77,184	13.82%

PAGE 1-A

	06	05	Net Chg YTD	% INC(DEC)
ALL STARS DNVR	516,474	611,890	(95,415)	-15.59%
PENTHOUSE DENVER	1,220,516	1,260,526	(40,010)	-3.17%
PTs DENVER	1,388,586	1,361,450	27,135	1.99%
GLENARM	2,275,220	1,760,823	514,397	29.21%
CTRFLD	772,886	748,893	23,993	3.20%

Sub Total	6,173,682	5,743,582	430,100	7.49%

PLATINUM	651,768	646,772	4,996	0.77%
CARDINAL	718,798	697,813	20,985	3.01%
RCC LP	703,107	637,490	65,618	10.29%
MRCLP	1,326,705	1,463,300	(136,595)	-9.33%
IRC LP	2,185,731	2,451,021	(265,289)	-10.82%

Sub Total	5,586,110	5,896,395	(310,285)	-5.26%

INDY	1,155,399	1,113,725	41,674	3.74%

Sub Total	1,155,399	1,113,725	41,674	3.74%

KENTUCKY REST-	1,061,909	959,227	102,682	10.70%

Sub Total	1,061,909	959,227	102,682	10.70%

PENTHOUSE AZ	659,829	969,983	(310,154)	-31.98%

Sub Total	659,829	969,983	(310,154)	-31.98%

Total	14,636,929	14,682,912	(45,983)	-0.31%

PAGE 1-B

	11-Jun-06
	DA AM	Inc. (Dec)	DA PM	Inc (Dec)	Cust # AM	Inc (Dec)	Cust # PM	Inc (Dec)	Bar	Inc (Dec)	Door	Inc (Dec)
ASD	11.89	0.43	22.41	(5.13)	313	44	524	167	15,463	2,572	2,049	354
PENTHOUSE DENVER	13.98	(1.39)	29.87	2.48	372	(6)	925	152	32,347	6,075	5,829	441
DRC	18.43	(0.66)	19.86	1.84	479	12	1,640	28	41,393	5,239	9,986	707
GLNARM	0.00	0.00	52.64	8.87	0	0	1,187	(189)	62,478	4,912	7,666	349
CTRFLD	4.77	(1.32)	6.63	(1.53)	235	0	1,597	139	11,705	444	16,831	(449)

Sub Total	49.07	(2.94)	131.41	6.53	1,399	50	5,873	297	163,386	19,242	42,361	1,402

POI	20.49	(1.55)	19,60	(1.83)	113	8	515	(36)	12,407	(1,623)	4,184	254
CMLP	11.75	(1.76)	17.39	(0.95)	266	38	845	(74)	17,820	(378)	8,677	(549)
RCC LP	15.89	(0.22)	17.93	0.09	204	(36)	827	(165)	18,073	(3,100)	6,348	(662)
MRC LP	12.76	1.68	19.78	0.93	419	(106)	1,087	(377)	26,843	(5,623)	8,214	(2,684)
IRC LP	17.82	0.90	22.87	(4.12)	344	(44)	1,942	73	50,550	(2,691)	14,560	(6)

Sub Total	78.71	(0.95)	97.57	(5.87)	1,346	(140)	5,216	(579)	125,694	(13,415)	41,983	(3,647)

INDY	12.87	(2.16)	19.84	(0.40)	381	4	1,184	(52)	28,396	(1,200)	9,170	(699)

Sub Total	12.87	(2.16)	19.84	(0.40)	381	4	1,184	(52)	28,396	(1,200)	9,170	(699)

KENTUCKY REST	8.74	(1.79)	10.37	(0.34)	172	18	1,354	183	15,540	1,528	7,325	475

Sub Total	8.74	(1.79)	10.37	(0.34)	172	18	1,354	183	15,540	1,528	7,325	475

PENTHOUSE AZ	13.48	0.85	18.62	(0.38)	218	(5)	651	89	15,059	1,052	3,511	424

Sub Total	13.48	0.85	18.62	(0.38)	218	(5)	651	89	15,059	1,052	3,511	424

TOTALS	162.87	(6.99)	277.81	(0.45)	3,516	(73)	14,278	(62)	348,075	7,207	104,350	(2,045)

PAGE 2-A

	Food	Inc (Dec)	Tbl Dnc	Inc (Dec)	Mach	Inc (Dec)	Misc	Inc (Dec)	Gift Cert	Inc (Dec)	ATM Fees	Inc (Dec)	Total Gross
ASD	0	0	1,710	290	0	(415)	5	5	189	220	1,049	(21)	20,464
PENTHOUSE DENVER	1,653	178	5,090	492	1,024	400	5,693	1,281	10,181	14,195	2,817	0	64,635
DRC	45	(20)	6,900	220	781	281	1,545	115	190	(193)	3,009	649	63,849
GLNARM	11,133	2,935	5,730	450	1,686	172	2,390	65	7,920	1,924	2,142	(116)	101,144
CTRFLD	0	0	7,081	(554)	340	340	458	141	586	331	1,640	(368)	38,641

Sub Total	12,831	3,092	26,511	898	3,831	778	10,091	1,607	19,065	16,478	10,657	144	288,733

POI	12	0	3,780	760	213	1	4,450	1,270	2,928	1,238	1,685	392	29,659
CMLP	108	12	2,135	(579)	28	6	0	0	78	18	885	(152)	29,731
RCC LP	60	12	3,750	(1,447)	4	(66)	0	0	819	389	614	(707)	29,668
MRC LP	0	0	8,095	(690)	84	(68)	1,638	(237)	717	83	2,180	(892)	47,771
IRC LP	0	0	12,140	1,860	438	123	6,319	2,404	10,403	4,130	4,078	(358)	98,488

Sub Total	180	24	29,900	(96)	767	(4)	12,407	3,437	14,945	5,858	9,442	(1,717)	235,318

INDY	1,109	(307)	4,424	294	914	95	3,950	1,555	474	(153)	1,591	(204)	50,028

Sub Total	1,109	(307)	4,424	294	914	95	3,950	1,555	474	(153)	1,591	(204)	50,028
KENTUCKY REST	4,218	194	6,925	(15)	742	232	0	0	2,748	1,519	512	(1,012)	38,010

Sub Total	4,218	194	6,925	(15)	742	232	0	0	2,748	1,519	512	(1,012)	38,010

PENTHOUSE AZ	743	(214)	1,800	370	348	0	300	114	820	495	1,140	514	23,721

Sub Total	743	(214)	1,800	370	348	0	300	114	820	495	1,140	514	23,721

TOTALS	19,080	2,790	69,560	1,451	6,602	1,101	26,748	6,713	38,052	24,196	23,342	(2,275)	635,809

PAGE 2-B

Exhibit 2

Page: 1

VCG HOLDING CORP.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	QUARTER TO DATE	YEAR TO DATE
INCOME
INCOME FROM SUB - POI	18,376.32	48,847.59	106,125.59
INCOME FROM SUB - INDY	112,684.89	196,083.38	330,674.03
INCOME FROM SUB - TRC	0.00	0.00	(4,945.36)
INCOME FROM SUB - VCGRE	7,465.51	13,838.23	32,798.12
INCOME FROM SUB - EPICUREAN	(33,711.25)	(53,266.39)	(88,640.55)
INCOME FROM SUB - IEC	6,309.42	14,590.64	14,977.13
INCOME FROM SUB - VCGD	68,144.26	124,616.13	215,560.44
INCOME FROM SUB - GLENARM	91,273.60	152,075.63	406,721.63
INCOME FROM SUB - GRC	66,492.10	134,472.55	256,527.05

TOTAL INCOME	337,034.85	631,257.76	1,269,798.08

OTHER INCOME
INTEREST INCOME	0.00	0.00	0.40
MISC INCOME	2,913.97	2,913.97	113,414.99
GAIN (LOSS) ON SALE OF ASSETS	62,207.78	62,207.78	78,000.13

TOTAL OTHER INCOME	65,121.75	65,121.75	191,415.52

GROSS INCOME	402,156.60	696,379.51	1,461,213.60

GROSS PROFIT	402,156.60	696,379.51	1,461,213.60

Page: 2

VCG HOLDING CORP.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	QUARTER TO DATE	YEAR TO DATE
PERSONNEL EXPENSE

TOTAL PERSONNEL EXPENSE	0.00	0.00	0.00
SUPPLY EXPENSE
OFFICE SUPPLIES	68.97	68.97	707.20

TOTAL SUPPLY EXPENSE	68.97	68.97	707.20

SERVICES AND FEES
MANAGEMENT FEES -PERSONNEL	1,216.26	2,432.52	4,256.91
CONSULTING FEES	8,732.26	17,464.52	43,661.29
LEGAL & ACCOUNTING OUTSIDE	52,066.59	67,039.59	108,333.85
PROLEASE FEES	36.56	73.12	127.96
INTERNET EXPENSE	372.50	755.00	1,852.50
BANK CHARGES	0.10	0.10	15.10
HEALTH INSURANCE	1,214.53	2,429.06	6,072.65
WORKER’S COMPENSATION INSURANCE	17.64	35.28	61.74
GENERAL LIABILITY INSURANCE	3,228.17	6,960.81	18,158.73
LONG TERM CARE INSURANCE	(495.50)	(411.00)	1,182.48
MARKETING FEES/PUBLICATIONS	4,935.00	9,463.53	18,407.72

TOTAL SERVICES AND FEES	71,324.11	106,242.53	202,130.93
ADVERTISING AND PROMOTIONS

TOTAL ADVERTISING AND PROMO	0.00	0.00	0.00

Page: 3

VCG HOLDING CORP.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	QUARTER TO DATE	YEAR TO DATE
OTHER EXPENSES
POSTAGE	21.83	40.31	163.72
DUES & SUBSCRIPTIONS	500.16	1,000.32	3,332.26
TAXES & LICENSES	0.00	0.00	50.00
AUTOMOBILE	0.00	8.00	125.73
INTEREST	51,556.01	111,328.59	253,668.73
TRAVEL & LODGING	3,452.78	3,452.78	10,620.72
ENTERTAINMENT & MEALS	0.00	100.66	553.82
DEPRECIATION	1,437.50	2,875.00	7,187.50
AMORTIZATION	11,560.01	22,809.95	59,448.14
UNREALIZED GAIN/LOSS	0.00	0.00	(12,280.00)
TRANSFER AGENT	965.00	1,185.00	3,573.40
SEC FEES	3,708.34	7,416.68	18,541.70
FEES	10,354.07	20,068.14	55,991.55
DIRECTORS FEES	10,000.00	20,000.00	50,000.00
MINORITY INTEREST EXPENSE	13,781.81	22,796.60	31,340.42

TOTAL OTHER EXPENSES	107,337,51	213,082.03	482,317.69

TOTAL EXPENSES	178,730.59	319,393.53	685,155.82

NET INCOME	223,426.01	376,985.98	776,057.78

Page: 1

VCG REAL ESTATE HOLDINGS INC.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	Current Period	Current YTD
INCOME
RENTAL INCOME - EPICUREAN	$23,000.00	$115,000.00
RENTAL INCOME - PLATINUM	15,000.00	75,000.00
RENTAL INCOME - INDY	20,000.00	100,000.00
INTEREST INCOME	0.00	481.60

GROSS INCOME	$58,000.00	$290,481.60

EXPENSES
LEGAL & ACCOUNTING OUTSIDE	$0.00	$20.00
GENERAL LIABILITY INSURANCE	0.00	3,828.20
TAXES & LICENSES	9.98	39.74
PROPERTY TAXES	560.47	2,802.35
INTEREST	30,143.03	151,888.14
DEPRECIATION - PLATINUM	2,824.00	14,120.00
DEPRECIATION - INDY	5,693.42	28,467.10
DEPRECIATION - EPICUREAN	8,198.25	40,991.25
AMORTIZATION - INDY & TENNESSEE	250.00	1,250.00
AMORTIZATION - RED ROCK	2,666.67	13,333.35
AMORTIZATION - COMMUNITY BANK	188.67	943.35

TOTAL EXPENSES	$50,534.49	$257,683.48

Net Income	$7,465.51	$32,798.12

INTERNATIONAL ENTERTAINMENT CONSULTANTS, INC.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	YEAR TO DATE
INCOME
INCOME FROM REIMBURSABLE EXPENSE	96,210.70	642,621.28
INCOME	40,578.99	213,040.33
PAYROLL INCOME	271,275.96	1,368,269.51
INTEREST INCOME	24.69	3,191.09
MISC INCOME	6,571.00	11,458.94

TOTAL INCOME	414,661.34	2,238,581.15

GROSS INCOME	414,661.34	2,238,581.15

GROSS PROFIT	414,661.34	2,238,581.15

INTERNATIONAL ENTERTAINMENT CONSULTANTS, INC.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	YEAR TO DATE
PERSONNEL EXPENSE
PROLEASE PAYROLL	252,576.02	1,284,069.15
CONTRACT LABOR	40,00	40.00

TOTAL PERSONNEL EXPENSE	252,616.02	1,284,109.15

SUPPLY EXPENSE
OFFICE SUPPLIES	1,011.55	7,949.73
OTHER SUPPLIES	27.00	255.28

TOTAL SUPPLY EXPENSE	1,038.55	8,205.01

SERVICES AND FEES
CONSULTING FEES	22,486.73	119,356.73
TELEPHONES	909.75	4,813.94
CELLULAR PHONES	1,282.09	4,787.47
UTILITIES	0.00	895.52
LEGAL & ACCOUNTING OUTSIDE	87.32	2,969.65
PROLEASE FEES	6,447.12	36,388.85
INTERNET EXPENSE	50.00	300.00
BANK CHARGES	20.00	110.10
HEALTH INSURANCE	337.66	1,688.30
WORKER’S COMPENSATION INSURANCE	8,872.32	49,092.93
REIMBURSABLE EXPENSES	96,210.70	642,621.28

TOTAL SERVICES AND FEES	136,703.69	863,024.77

ADVERTISING AND PROMOTIONS

TOTAL ADVERTISING AND PROMO	0.00	0.00

INTERNATIONAL ENTERTAINMENT CONSULTANTS, INC.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	YEAR TO DATE
OTHER EXPENSES
MACHINE RENTAL	450.55	2,402.24
POSTAGE	1,630.29	11,017.89
RENT	6,668.92	26,547.63
REPAIRS & MAINTENANCE	6,220.57	8,254.16
DUES & SUBSCRIPTIONS	0.00	245.00
TAXES & LICENSES	4.00	300.94
PROPERTY TAXES	0.00	6,108.55
AUTOMOBILE	38.97	38.97
EMPLOYEE RELATIONS	298.65	1,319.18
TRAVEL & LODGING	340.29	4,268.60
ENTERTAINMENT & MEALS	617.42	617.42
MISC EXPENSE	369.00	369.00
DEPRECIATION	1,355.00	6,775.00

TOTAL OTHER EXPENSES	17,993.66	68,264.58

TOTAL EXPENSES	408,351.92	2,223,603.51

NET INCOME	6,309.42	14,977.64

Page: 1

VCG RESTAURANTS DENVER, INC.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - BAR	45,354.20	28.68	201,750.26	28.34
SALES - CIGARETTES	1,008.00	0.64	4,548.00	0.64

TOTAL SALES	46,362.20	29.32	206,298.26	28.98

OTHER INCOME
COVER CHARGE	67,171.00	42.48	303,193.80	42.60
TABLE DANCE INCOME	33,428.00	21.14	142,117.00	19.97
INTEREST INCOME	3.49	0.00	3.49	0.00
MISC INCOME	11,151.85	7.05	60,174.66	8.45

TOTAL OTHER INCOME	111,754.34	70.68	505,488.95	71.02

GROSS INCOME	158,116.54	100.00	711,787.21	100.00

COST OF SALES
COST OF SALES - BAR	6,729.35	14.84	26,996.52	13.38
COST OF SALES - CIGARETTES	654.59	64.94	4,704.00	103.43

TOTAL COST OF SALES	7,383.94	4.67	31,700.52	4.45

GROSS PROFIT	150,732.60	95.33	680,086.69	95.55

Page: 2

VCG RESTAURANTS DENVER, INC.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
BONUSES	0.00	0.00	531.00	0.08
PRO-LEASE/CLUB PERSONNEL	5,437.49	3.44	28,276.24	3.97
PRO-LEASE/DIRECTORS	16,136.73	10.21	87,350.85	12.27

TOTAL PERSONNEL EXPENSE	21,574.22	13.65	116,158.09	16.32

SUPPLY EXPENSE
BAR SUPPLIES	1,065.63	0.67	5,400.08	0.76
CLEANING SUPPLIES	0.00	0.00	89.41	0.01
OFFICE SUPPLIES	711.24	0.45	3,762.29	0.53
OTHER SUPPLIES	443.40	0.28	4,342.78	0.61

TOTAL SUPPLY EXPENSE	2,220.27	1.40	13,594.56	1.91

SERVICES AND FEES
OFFICE EXPENSE	304.38	0.19	1,398.55	0.20
MANAGMENT FEES - PERSONNEL	1,656.15	1.05	8,280.74	1.16
MANAGEMENT FEES - GEN & ADM	1,638.83	1.04	6,574.35	0.92
PAGERS	71.76	0.05	431.60	0.06
TELEPHONES	397.25	0.25	1,952.18	0.27
CELLULAR PHONES	176.93	0.11	857.64	0.12
UTILITIES	1,019.61	0.65	7,995.96	1.12
LEGAL & ACCOUNTING OUTSIDE	1,640.64	1.04	5,475.50	0.77
BOOKKEEPING SERVICES	1,769.91	1.12	8,867.22	1.25
PRO-LEASE FEES	745.01	0.47	4,026.94	0.57
SECURITY	1,116.28	0.71	4,547.56	0.64
INTERNET EXPENSE	48.50	0.03	498.59	0.07
BANK CHARGES	0.00	0.00	40.00	0.01
CREDIT CARD CHARGES	613.75	0.39	2,815.35	0.40
HEALTH INSURANCE	1,870.90	1.18	10,279.82	1.44
WORKER’S COMPENSATION INSURANCE	1,420.47	0.90	5,698.21	0.80
GENERAL LIABILITY INSURANCE	446.33	0.28	1,746.74	0.25
LAUNDRY	222.41	0.14	851.89	0.12

TOTAL SERVICES AND FEES	15,159.11	9.59	72,338.84	10.16

ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	100.09	0.06	207.10	0.03
PROMOTIONAL EXPENSE	2,863.58	1.81	19,335.61	2.72

TOTAL ADVERTISING AND PROMO	2,963.67	1.87	19,542.71	2.75

Page: 3

VCG RESTAURANTS DENVER, INC.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	(478.01)	(0.30)	(439.71)	(0.06)
GIFT CERTIFICATES	(300.00)	(0.19)	(1,070.00)	(0.15)
MACHINE RENTAL	936.40	0.59	4,757.74	0.67
MUSIC	116.04	0.07	1,909.30	0.27
POSTAGE	131.36	0.08	885.03	0.12
RENT	14,500.00	9.17	72,500.00	10.19
REPAIRS & MAINTENANCE	4,136.18	2.62	14,780.12	2.08
JANITORIAL & TRASH	2,172.12	1.37	10,673.34	1.50
CONTRIBUTIONS	383.33	0.24	3,653.89	0.51
DUES & SUBSCRIPTIONS	0.00	0.00	1,201.36	0.17
TRADE SHOW EXPENSE	269.23	0.17	269.23	0.04
TAXES & LICENSES	4.00	0.00	211.84	0.03
PROPERTY TAXES	206.25	0.13	964.41	0.14
SALES TAXES	3,407.94	2.16	15,159.70	2.13
AUTOMOBILE	1,018.57	0.64	4,085.48	0.57
INTEREST	5,913.28	3.74	23,365.95	3.28
CAST RELATIONS	56.00	0.04	2,039.24	0.29
TRAVEL & LODGING	5.41	0.00	903.40	0.13
ENTERTAINMENT & MEALS	20.41	0.01	689.06	0.10
THEFT LOSS	0.00	0.00	7,175.00	1.01
MISC EXPENSE	134.40	0.09	820.12	0.12
DEPRECIATION	8,038.16	5.08	40,190.80	5.65
FEDERAL INCOME TAX EXPENSE	0.00	0.00	33,082.42	4.65
STATE INCOME TAX EXPENSE	0.00	0.00	5,011.86	0.70

TOTAL OTHER EXPENSES	40,671.07	25.72	242,819.58	34.11

TOTAL EXPENSES	82,588.34	52.23	464,453.78	65.25

NET INCOME	68,144.26	43.10	215,632.91	30.30

Page: 1

GLENDALE RESTAURANT CONCEPTS LP

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	131,807.38	57.72	671,950.71	62.16
CAST SALES	(1,655.00)	(0.73)	(4,524.50)	(0.42)
SALES - FOOD	6,580.25	2.88	39,989.70	3.70
SALES - CIGARETTES	2,606.05	1.14	12,954.80	1.20
SALES - CIGARS	1,139.00	0.50	6,862.00	0.64
SALES - BOUTIQUE	10.00	0.00	1,213.00	0.11

TOTAL SALES	140,487.68	61.53	728,445.71	67.39

OTHER INCOME
COVER CHARGE	22,227.00	9.73	131,313.00	12.15
TABLE DANCE INCOME	18,418.00	8.07	92,358.00	8.54
DANCE DOLLARS	3,722.75	1.63	4,602.75	0.43
BOUTIQUE BUCKS	2,726.75	1.19	10,268.00	0.95
ATM FEES	10,110.00	4.43	47,946.00	4.44
SUITE RENTAL	125.00	0.06	524.00	0.05
BOUGHT OFF LIST	2,200.00	0.96	10,000.00	0.93
INTEREST INCOME	3.19	0.00	3.19	0.00
MISC INCOME	14,000.00	6.13	41,848.50	3.87
GAIN/LOSS ON DISPOSAL OF ASSETS	0.00	0.00	(33,816.00)	(3.13)
DANCE DOLLAR FEES	14,319.20	6.27	47,484.60	4.39

TOTAL OTHER INCOME	87,851.89	38.47	352,532.04	32.61

GROSS INCOME	228,339.57	100.00	1,080,977.75	100.00

COST OF SALES
COST OF SALES - LIQUOR	30,069.93	22.81	123,663.56	18.40
COST OF SALES - FOOD	9,089.75	138.14	35,676.10	89.21
COST OF SALES - CIGARETTES	1,826.90	70.10	8,283.49	63.94
COST OF SALES - CIGARS	626.86	55.04	7,775.26	113.31
COST OF SALES - BOUTIQUE	308.18	3081.80	1,017.43	83.88

TOTAL COST OF SALES	41,921.62	18.36	176,415.84	16.32

GROSS PROFIT	186,417.95	81.64	904,561.91	83.68

Page: 2

GLENDALE RESTAURANT CONCEPTS LP

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
BONUSES	0.00	0.00	541.50	0.05
PRO-LEASE/CLUB PERSONNEL	14,586.56	6.39	85,710.34	7.93
PRO-LEASE/DIRECTORS	20,495.84	8.98	109,392.39	10.12

TOTAL PERSONNEL EXPENSE	35,082.40	15.36	195,644.23	18.10

SUPPLY EXPENSE
BAR SUPPLIES	2,318.91	1.02	11,385.64	1.05
CLEANING SUPPLIES	65.13	0.03	229.36	0.02
OFFICE SUPPLIES	991.25	0.43	4,945.56	0.46
OTHER SUPPLIES	1,029.36	0.45	7,779.50	0.72

TOTAL SUPPLY EXPENSE	4,404.65	1.93	24,340.06	2.25

SERVICES AND FEES
OFFICE EXPENSE	304.38	0.13	1,389.62	0.13
MANAGEMENT FEES - PERSONNEL	1,656.15	0.73	8,280.74	0.77
MANAGEMENT FEES - GEN & ADM	1,639.00	0.72	6,483.92	0.60
PAGERS	71.77	0.03	431.62	0.04
TELEPHONES	648.16	0.28	3,256.43	0.30
CELLULAR PHONES	176.94	0.08	857.68	0.08
UTILITIES	3,583.14	1.57	14,359.34	1.33
LEGAL & ACCOUNTING OUTSIDE	1,900.67	0.83	11,353.07	1.05
BOOKKEEPING SERVICES	1,769.91	0.78	8,867.22	0.82
PRO-LEASE FEES	1,089.58	0.48	7,332.63	0.68
SECURITY	583.75	0.26	4,531.61	0.42
INTERNET EXPENSE	48.50	0.02	578.63	0.05
BANK CHARGES	10.00	0.00	85.00	0.01
CREDIT CARD CHARGES	3,688.58	1.62	17,851.06	1.65
HEALTH INSURANCE	1,352.26	0.59	6,761.30	0.63
WORKER’S COMPENSATION INSURANCE	1,387.57	0.61	8,142.09	0.75
GENERAL LIABILITY INSURANCE	2,353.58	1.03	10,716.03	0.99
LAUNDRY	668.21	0.29	3,036.22	0.28
TAXI CAB	1,130.00	0.50	4,725.00	0.44
ROYALTIES	0.00	0.00	681.45	0.06

TOTAL SERVICES AND FEES	24,062.15	10.54	119,720.66	11,08

Page: 3

GLENDALE RESTAURANT CONCEPTS LP

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	100.10	0.04	207.12	0.02
PROMOTIONAL EXPENSE	6,616.11	2.90	38,592.54	3.57

TOTAL ADVERTISING AND PROMO	6,716.21	2.94	38,799.66	3.59

OTHER EXPENSES
CASH OVER & SHORT	(491,01)	(0.22)	(3,385.19)	(0.31)
MACHINE RENTAL	565.59	0.25	2,591.43	0.24
MUSIC	116.04	0.05	3,970.18	0.37
POSTAGE	106.54	0.05	860.33	0.08
RENT	12,700.00	5.56	66,500.00	6.15
REPAIRS & MAINTENANCE	3,707.75	1.62	21,864.93	2.02
JANITORIAL & TRASH	2,936.14	1.29	14,888.35	1.38
CONTRIBUTIONS	383.34	0.17	5,528.91	0.51
DUES & SUBSCRIPTIONS	625.00	0.27	3,301.37	0.31
TRADE SHOW EXPENSE	269.23	0.12	269.23	0.03
TAXES & LICENSES	198.00	0.09	773.00	0.07
PROPERTY TAXES	3,230.51	1.42	16,152.55	1.49
SALES TAXES	11,291.81	4.95	58,486.62	5.41
AUTOMOBILE	1,018.59	0.45	4,102.35	0.38
INTEREST	1,401.91	0.61	6,720.08	0.62
CAST RELATIONS	199.00	0.09	4,262.13	0.39
TRAVEL & LODGING	5.41	0.00	994.48	0.09
ENTERTAINMENT & MEALS	20.41	0.01	689.09	0.06
MISC EXPENSE	0.00	0.00	896.51	0.08
DEPRECIATION	11,342.84	4.97	59,897.20	5.54
AMORTIZATION	33.34	0.02	166.70	0.02

TOTAL OTHER EXPENSES	49,660.44	21.75	269,530.25	24.93

TOTAL EXPENSES	119,925.85	52.52	648,034.86	59.95

NET INCOME	66,492.10	29.12	256,527.05	23.73

Page: 1

GLENARM RESTAURANT LLC

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	144,533.70	33.46	800,025.05	37.99
SALES - WINE/CHAMPAGNE	52,668.50	12.19	276,468.50	13.13
SALES - BAR - TABU	83,169.45	19.26	260,262.51	12.36
SALES - FOOD - STEAKHOUSE	23,486.96	5.44	141,831.32	6.73
SALES - FOOD - CABARET	12,348.55	2.86	59,461.74	2.82
SALES - FOOD - BUFFET	6,046.50	1.40	35,373.50	1.68
SALES - CIGARETTES	2,724.00	0.63	14,508.00	0.69
SALES - CIGARS	4,133.00	0.96	21,859.00	1.04

TOTAL SALES	329,110.66	76.20	1,609,789.62	76.43

OTHER INCOME
COVER CHARGE	33,820.00	7.83	155,984.00	7.41
TABLE DANCE INCOME	24,884.00	5.76	116,376.00	5.53
DIAMOND DOLLARS	1,390.00	0.32	1,845.00	0.09
INTEREST INCOME	3.04	0.00	3.04	0.00
MISC INCOME	42,510.00	9.84	219,676.73	10.43
COVER CHARGE - TABU	202.00	0.05	2,497.00	0.12

TOTAL OTHER INCOME	102,809.04	23.80	496,381.77	23.57

GROSS INCOME	431,919.70	100.00	2,106,171.39	100.00

COST OF SALES
COST OF SALES - LIQUOR	65,394.07	23.32	303,863.18	22.73
COST OF SALES - FOOD	0.00	0.00	33,l01.89	57.38
COST OF SALES - CIGARETTES	1,825.01	66.99	8,736.20	60.22
COST OF SALES - CIGARS	2,056.12	49.75	7,747.36	35.44
BUFFET EXPENSE	9,750.00	161.25	33,150.00	123.29
FOOD CONSULTING	39,888.64	111.31	160,009.23	105.21

TOTAL COST OF SALES	118,913.84	27.53	546,607.86	25.95

GROSS PROFIT	313,005.86	72.47	1,559,563.53	74.05

Page: 2

GLENARM RESTAURANT LLC

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	37,845.94	8.76	211,545.81	10.04
FICA EXPENSE	6,538.59	1.51	38,750.17	1.84
PRO-LEASE/DIRECTORS	8,374.33	1.94	33,374.22	1.59
BONUSES	6,824.64	1.58	41,688.43	1.98
CONTRACT LABOR	5,625.00	1.30	19,405.00	0.92

TOTAL PERSONNEL EXPENSE	65,208.50	15.10	344,763.63	16.37

SUPPLY EXPENSE
BAR SUPPLIES	6,048.48	1.40	25,528.17	1.21
CLEANING SUPPLIES	21.50	0.01	246.56	0.01
OFFICE SUPPLIES	1,294.49	0.30	6,672.58	0.32
OTHER SUPPLIES	1,899.77	0.44	8,843.25	0.42

TOTAL SUPPLY EXPENSE	9,264.24	2.15	41,290.56	1.96

SERVICES AND FEES
OFFICE EXPENSE	304.38	0.07	1,389.64	0.07
MANAGEMENT FEES - PERSONNEL	1,656.15	0.38	8,280.76	0.39
MANAGEMENT FEES - GEN & ADM	1,639.00	0.38	6,484.19	0.31
PAGERS	71.76	0.02	431.63	0.02
TELEPHONES	1,100.62	0.26	6,065.42	0.29
CELLULAR PHONES	355.54	0.08	1,637.07	0.08
UTILITIES	12,152.23	2.81	56,380.37	2.68
LEGAL & ACCOUNTING OUTSIDE	1,640.67	0.38	9,604.07	0.46
BOOKKEEPING SERVICES	1,769.91	0.41	8,867.22	0.42
PRO-LEASE FEES	280.71	0.07	1,399.54	0.07
SECURITY	1,385.05	0.32	6,202.55	0.29
INTERNET EXPENSE	48.50	0.01	498.64	0.02
BANK CHARGES	10.00	0.00	30.11	0.00
CREDIT CARD CHARGES	9,372.88	2.17	54,003.94	2.56
HEALTH INSURANCE	2,140.49	0.50	10,593.47	0.50
WORKER’S COMPENSATION INSURANCE	5,017.10	1.16	16,993.10	0.81
GENERAL LIABILITY INSURANCE	5,732.54	1.33	25,464.95	1.21
LAUNDRY	996.00	0.23	4,942.94	0.24
CAB PAYOUTS	2,175.00	0.50	9,602.00	0.46

TOTAL SERVICES AND FEES	47,848.53	11.08	228,871.61	10.87

ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	100.10	0.02	207.12	0,01
PROMOTIONAL EXPENSE	10,954.35	2.54	54,817.01	2.60

TOTAL ADVERTISING AND PROMO	11,054.45	2.56	55,024.13	2.61

Page: 3

GLENARM RESTAURANT LLC

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	(585.40)	(0.14)	(1,178.69)	(0.06)
MACHINE RENTAL	714.70	0.17	6,556.64	0.31
MUSIC	116.04	0.03	3,823.91	0.18
POSTAGE	106.54	0.03	860.36	0.04
RENT	33,600.00	7.78	165,000.00	7.83
REPAIRS & MAINTENANCE	4,287.83	0.99	20,591.90	0.98
JANITORIAL & TRASH	4,567.50	1.06	21,120.00	1.00
CONTRIBUTIONS	383.34	0.09	3,653.91	0.17
DUES & SUBSCRIPTIONS	0.00	0.00	1,201.36	0.06
TRADE SHOW EXPENSE	269.23	0.06	269.23	0.01
TAXES & LICENSES	175.00	0.04	4,100.00	0.20
PROPERTY TAXES	3,386.93	0.78	16,934.65	0.80
SALES TAXES	24,183.11	5.60	118,291.05	5.62
AUTOMOBILE	1,018.60	0.24	4,085,68	0.19
INTEREST	578.00	0.13	34,148.10	1.62
CAST RELATIONS	269.96	0.06	3,766.41	0.18
TRAVEL & LODGING	5.41	0.00	994.49	0.05
ENTERTAINMENT & MEALS	20.41	0.01	689.11	0.03
MISC EXPENSE	(40.00)	(0.01)	1,487.16	0.07
DEPRECIATION EXPENSE	11,007.67	2.55	55,038.35	2.61
AMORTIZATION	4,291.67	0.99	21,458.35	1.02

TOTAL OTHER EXPENSES	83,356.54	20.46	482,891.97	22.93

TOTAL EXPENSES	221,732.26	51.34	1,152,841.90	54.74

NET INCOME	91,273.60	21.13	406,721.63	19.31

Page: 1

EPICUREAN ENTERPRISES, LLC

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	75,172.54	65.95	399,582.09	64.23
CAST SALES	(167.00)	(0.15)	(217.00)	(0.04)
SALES - FOOD	5,267.29	4.62	24,079.71	3.87
SALES - CIGARETTES	1,584.00	1.39	7,845.00	1.26
SALES - CIGARS	97.00	0.09	227.00	0.04
SALES - BOUTIQUE	344.00	0.30	2,761.50	0.44

TOTAL SALES	82,297.83	72.20	434,278.30	69.81

OTHER INCOME
COVER CHARGE	16,982.00	14.90	101,677.00	16.34
TABLE DANCE INCOME	6,420.00	5.63	38,280.00	6.15
INTEREST INCOME	2.35	0.00	2.35	0.00
MISC INCOME	8,290.00	7.27	47,851.00	7.69

TOTAL OTHER INCOME	31,694.35	27.80	187,810.35	30.19

GROSS INCOME	113,992.18	100.00	622,088.65	100.00

COST OF SALES
COST OF SALES - BAR	16,109.27	21.43	79,158.77	19.81
COST OF SALES - FOOD	3,735.03	70.91	15,341.58	63.71
COST OF SALES - CIGARETTES	1,329.48	83.93	5,244.59	66.85
COST OF SALES - CIGARS	37.93	39.10	81.90	36.08
COST OF SALES - BOUTIQUE	202.35	58.82	1,611.08	58.34

TOTAL COST OF SALES	21,414.06	18.79	101,437.92	16.31

GROSS PROFIT	92,578.12	81.21	520,650.73	83.69

Page: 2

EPICUREAN ENTERPRISES, LLC

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	33,838.68	29.69	156,702.16	25.19
PAYROLL TAXES	3,673.25	3.22	18,601.37	2.99
PRO LEASE/DIRECTORS	710.52	0.62	3,277.48	0.53

TOTAL PERSONNEL EXPENSE	38,222.45	33.53	178,581.01	28.71

SUPPLY EXPENSE
BAR SUPPLIES	2,828.14	2.48	11,764.92	1.89
CLEANING SUPPLIES	0.00	0.00	139.39	0.02
OFFICE SUPPLIES	661.36	0.58	1,362.64	0.22
OTHER SUPPLIES	1,094.70	0.96	3,968.82	0.64

TOTAL SUPPLY EXPENSE	4,584.20	4.02	17,235.77	2.77

SERVICES AND FEES
MANAGEMENT FEES - PERSONNEL	1,656.15	1.45	8,280.74	1.33
MANAGEMENT FEES - GEN & ADM	1,638.85	1.44	6,574.93	1.06
TELEPHONES	339.23	0.30	1,726.65	0.28
CELLULAR PHONES	143.93	0.13	713.98	0.12
UTILITIES	5,554.79	4.87	21,644.98	3.48
LEGAL & ACCOUNTING OUTSIDE	395.65	0.35	626.93	0.10
BOOKKEEPING SERVICES	1,769.91	1.55	8,867.22	1.43
PRO LEASE FEES	114.24	0.10	571.73	0.09
SECURITY	228.00	0.20	1,355.32	0.22
INTERNET EXPENSE	41.53	0.04	458.65	0.07
BANK CHARGES	127.43	0.11	657.64	0.11
CREDIT CARD CHARGES	799.14	0.70	5,538.91	0.89
HEALTH INSURANCE	2,385.69	2.09	11,928.45	1.92
WORKER’S COMPENSATION INSURANCE	1,077.34	0.95	6,223.61	1.00
GENERAL LIABILITY INSURANCE	3,485.33	3.06	16,745.23	2.69
LAUNDRY	166.36	0.15	873.59	0.14

TOTAL SERVICES AND FEES	19,923.57	17.48	92,788.56	14.92

ADVERTISING AND PROMOTIONS PROMOTIONAL EXPENSE	3,242.83	2.85	11,850.36	1.91

TOTAL ADVERTISING AND PROMO	3,242.83	2.85	11,850.36	1.91

Page: 3

EPICUREAN ENTERPRISES, LLC

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	(155.31)	(0.14)	(700.88)	(0.11)
GIFT CERTIFICATES	(20.00)	(0.02)	(100.00)	(0.02)
MACHINE RENTAL	1,145.63	1.01	7,581.51	1.22
MUSIC	0.00	0.00	3,481.08	0.56
POSTAGE	287.23	0.25	1,816.29	0.29
RENT	23,000.00	20.18	115,594.00	18.58
REPAIRS & MAINTENANCE	1,146.57	1.01	2,866.28	0.46
JANITORIAL & TRASH	2,209.59	1.94	10,762.72	1.73
CONTRIBUTIONS	83.33	0.07	515.17	0.08
DUES & SUBSCRIPTIONS	208.34	0.18	1,455.04	0.23
TRADE SHOW EXPENSE	269.23	0.24	269.23	0.04
TAXES & LICENSES	0.00	0.00	735.00	0.12
PROPERTY TAXES	4,301.92	3.77	21,509.60	3.46
SALES TAXES	6,702.68	5.88	35,221.93	5.66
AUTOMOBILE	1,410.26	1.24	4,930.60	0.79
CAST RELATIONS	290.00	0.25	4,328.39	0.70
TRAVEL & LODGING	1,196.94	1.05	7,603.86	1.22
ENTERTAINMENT & MEALS	96.74	0.09	249.91	0.04
DEPRECIATION	18,143.17	15.92	90,715.85	14.58

TOTAL OTHER EXPENSES	60,316.32	52.91	308,835.58	49.65

TOTAL EXPENSES	126,289.37	110.79	609,291.28	97.94

NET INCOME	(33,711.25)	(29.57)	(88,640.55)	(14.25)

Page: 1

INDY RESTAURANT CONCEPTS, INC.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	135,443.94	51.95	571,415.90	53.25
SALES - FOOD	18,684.11	7.17	81,184.40	7.57
SALES - CIGARETTES	2,712.00	1.04	12,705.00	1.18
SALES - CIGARS	656.00	0.25	2,450.00	0.23

TOTAL SALES	157,496.05	60.41	667,755.30	62.23

OTHER INCOME
COVER CHARGE	50,693.00	19.45	216,205.00	20.15
TABLE DANCE INCOME	22,190.00	8.51	84,260.00	7.85
INTEREST INCOME	26.54	0.01	26.54	0.00
MISC INCOME	30,296.00	11.62	104,888.61	9.77

TOTAL OTHER INCOME	103,205.54	39.59	405,380.15	37.78

GROSS INCOME	260,701.59	100.00	1,073,135.45	100.00

COST OF SALES
COST OF SALES - LIQUOR	17,221.30	12.71	73,866.97	12.93
COST OF SALES - FOOD	8,728.60	46.72	35,799.01	44.10
COST OF SALES - CIGARETTES	1,844.60	68.02	7,226.65	56.88
COST OF SALES - CIGARS	184.20	28.08	1,186.31	48.42

TOTAL COST OF SALES	27,978.70	10.73	118,078.94	11.00

GROSS PROFIT	232,722.89	89.27	955,056.51	89.00

Page: 2

INDY RESTAURANT CONCEPTS, INC.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	25,482.34	9.78	114,077.53	10.63
PAYROLL TAXES	3,650.33	1.40	15,174.62	1.41
BONUSES	6,634.24	2.55	14,987.42	1.40
PRO-LEASE DIRECTORS	2,290.59	0.88	22,256.12	2.07
CONTRACT LABOR	1,150.00	0.44	5,450.00	0.51

TOTAL PERSONNEL EXPENSE	39,207.50	15.04	171,945.69	16.02

SUPPLY EXPENSE
BAR SUPPLIES	855.53	0.33	4,763.29	0.44
OFFICE SUPPLIES	233.19	0.09	1,673.54	0.16
OTHER SUPPLIES	823.99	0.32	5,605.32	0.52

TOTAL SUPPLY EXPENSE	1,912.71	0.73	12,042.15	1.12

SERVICES AND FEES
MANAGEMENT FEES - PERSONNEL	1,656.15	0.64	8,280.76	0.77
MANAGEMENT FEES - GEN & ADM	1,639.01	0.63	6,484.65	0.60
CONSULTING FEES	12,249.99	4.70	61,249.95	5.71
TELEPHONES	446.71	0.17	2,118.86	0.20
CELLULAR PHONES	0.00	0.00	330.82	0.03
UTILITIES	2,879.90	1.11	14,726.53	1.37
LEGAL & ACCOUNTING OUTSIDE	395.67	0.15	(349.02)	(0.03)
BOOKKEEPING SERVICES	1,769.91	0.68	8,867.22	0.83
PRO LEASE FEES	157.14	0.06	1,122.39	0.11
SECURITY	1,580.00	0.61	6,109.72	0.57
INTERNET EXPENSE	67.44	0.03	580.20	0.05
BANK CHARGES	190.16	0.07	1,372.93	0.13
CREDIT CARD CHARGES	1,435.21	0.55	10,769.79	1.00
HEALTH INSURANCE	1,838.39	0.71	9,320.36	0.87
WORKER’S COMPENSATION INSURANCE	684.27	0.26	5,930.27	0.55
GENERAL LIABILITY INSURANCE	2,329.77	0.89	10,625.80	0.99
LAUNDRY	638.31	0.25	2,718.57	0.25

TOTAL SERVICES AND FEES	29,958.03	11.49	150,259.80	14.00

ADVERTISING AND PROMOTIONS
PROMOTIONAL EXPENSE	12,082.12	4.63	49,641.36	4.63

TOTAL ADVERTISING AND PROMO	12,082.12	4.63	49,641.36	4.63

Page: 3

INDY RESTAURANT CONCEPTS, INC.

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	(102.03)	(0.04)	(983.41)	(0.09)
GIFT CERTIFICATES	(785.00)	(0.30)	(1,703.00)	(0.16)
MACHINE RENTAL	219.42	0.08	1,738.19	0.16
MUSIC	180.00	0.07	2,029.10	0.19
POSTAGE	394.14	0.15	2,035.91	0.19
RENT	15,000.00	5.75	75,000.00	6.99
REPAIRS & MAINTENANCE	2,264.27	0.87	11,689.79	1.09
JANITORIAL & TRASH	2,524.56	0.97	11,274.32	1.05
CONTRIBUTIONS	383.34	0.15	1,887.19	0.18
DUES & SUBSCRIPTIONS	0.00	0.00	1,288.37	0.12
TRADE SHOW EXPENSE	269.23	0.10	269.23	0.03
TAXES & LICENSES	0.00	0.00	1,981.00	0.19
PROPERTY TAXES	425.74	0.16	2,128.70	0.20
SALES TAXES	11,643.06	4.47	49,420.42	4.61
AUTOMOBILE	452.67	0.17	2,207.93	0.21
INTEREST	478.31	0.18	2,555.91	0.24
CAST RELATIONS	150.00	0.06	2,513.76	0.23
TRAVEL & LODGING	867.27	0.33	2,408.86	0.22
ENTERTAINMENT & MEALS	16.74	0.01	199.71	0.02
MISC EXPENSE	0.00	0.00	679.87	0.06
DEPRECIATION EXPENSE	2,495.92	0.96	12,479.60	1.16
FEDERAL INCOME TAX EXPENSE	0.00	0.00	51,798.40	4.83
STATE INCOME TAX EXPENSE	0.00	0.00	7,593.63	0.71

TOTAL OTHER EXPENSES	36,877.64	14.15	240,493.48	22.41

TOTAL EXPENSES	120,038.00	46.04	624,382.48	58.18

NET INCOME	112,684.89	43.22	330,674.03	30.81

Page: 1

PLATINUM OF ILLINOIS, INCORPORATED

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	58,948.68	49.79	285,241.23	47.39
SALES - CIGARS	89.00	0.08	172.00	0.03

TOTAL SALES	59,037.68	49.87	285,413.23	47.42

OTHER INCOME
COVER CHARGE	18,132.00	15.32	86,858.00	14.43
TABLE DANCE INCOME	14,770.00	12.48	75,180.00	12.49
VENDING INCOME	1,181.25	1.00	4,209.75	0.70
INTEREST INCOME	3.54	0.00	5.95	0.00
MISC INCOME	25,259.75	21.34	150,235.85	24.96

TOTAL OTHER INCOME	59,346.54	50.13	316,489.55	52.58

GROSS INCOME	118,384.22	100.00	601,902.78	100.00

COST OF SALES
COST OF SALES - LIQUOR	12,060.05	20.46	59,603.79	20.90
COST OF SALES - CIGARS	15.00	16.90	109.00	63.37

TOTAL COST OF SALES	12,075.05	10.20	53,712.79	9.92

GROSS PROFIT	106,309.17	89.80	542,189.99	90.08

27

Page: 2

PLATINUM OF ILLINOIS, INCORPORATED

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	23,494,42	19.85	105,018.31	17.45
FICA EXPENSE	3,443.53	2.91	16,034.50	2.66
PRO LEASE/DIRECTORS	9,882.50	8.35	60,561.02	10.06
BONUSES	2,980.73	2.52	9,270.75	1.54

TOTAL PERSONNEL EXPENSE	39,801.18	33.62	190,884.58	31.71
SUPPLY EXPENSE
BAR SUPPLIES	1,271.71	1.07	6,055.08	1.01
CLEANING SUPPLIES	38.86	0.03	533.79	0.09
OFFICE SUPPLIES	294.79	0.25	1,050.02	0.17
OTHER SUPPLIES	902.86	0.76	4,886.48	0.81

TOTAL SUPPLY EXPENSE	2,508.22	2.12	12,525.37	2.08
SERVICES AND FEES
ST LOUIS OFFICE EXPENSE	1,059.86	0.90	6,381.70	1.06
MANAGMENT FEES—PERSONNEL	1,656.15	1.40	8,280.74	1.38
MANAGEMENT FEES—GEN & ADM	1,638.94	1.38	6,484.39	1.08
PAGERS	36.25	0.03	207.99	0.04
TELEPHONES	513.90	0.43	2,658.46	0.44
CELLULAR PHONES	186.50	0.16	935.47	0.16
UTILITIES	1,697.82	1.43	7,881.01	1.31
LEGAL & ACCOUNTING OUTSIDE	415.67	0.35	782.57	0.13
BOOKKEEPING SERVICES	1,769.91	1.50	8,867.22	1.47
PRO LEASE FEES	367.91	0.31	2,056.89	0.34
SECURITY	265.52	0.22	612.01	0.10
BANK CHARGES	177.06	0.15	1,268.84	0.21
CREDIT CARD CHARGES	1,812.86	1.53	7,926.89	1.32
HEALTH INSURANCE	2,452.96	2.07	12,264.80	2.04
WORKER’S COMPENSATION INSURANCE	752.02	0.64	7,804.34	1.30
GENERAL LIABILITY INSURANCE	1,810.70	1.53	7,702.53	1.28
LAUNDRY	252.78	0.21	956.58	0.16

TOTAL SERVICES AND FEES	16,866.81	14.25	83,072.43	13.80
ADVERTISING AND PROMOTIONS
ADVERTISING—RETAIL	245.00	0.21	651.58	0.11
PROMOTIONAL EXPENSE	752.26	0.64	3,356.36	0.56

TOTAL ADVERTISING AND PROMO	997.26	0.84	4,007.94	0.67

Page: 3

PLATINUM OF ILLINOIS, INCORPORATED

STATEMENT OF INCOME

For 1/1/2006 To 5/31/2006

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
INTERNET EXPENSE	46.72	0.04	478.22	0.08
CASH OVER & SHORT	53.14	0.05	(565.78)	(0.09)
MACHINE RENTAL	74.00	0.06	726.27	0.12
MUSIC	112.20	0.10	2,615.54	0.44
POSTAGE	288.15	0.24	1,673.64	0.28
RENT	15,500.00	13.09	77,500.00	12.88
REPAIRS & MAINTENANCE	941.10	0.80	4,032.79	0.67
JANITORIAL & TRASH	127.00	0.11	484.00	0.08
CONTRIBUTIONS	383.33	0.32	2,204.23	0.37
DUES & SUBSCRIPTIONS	14.40	0.01	888.07	0.15
TRADE SHOW EXPENSE	269.23	0.23	269.23	0.05
TAXES & LICENSES	3,055.00	2.58	11,447.23	1.90
PROPERTY TAXES	366.68	0.31	1,833.40	0.31
SALES TAXES	3,944.00	3.33	18,902.00	3.14
AUTOMOBILE	896.07	0.76	4,293.67	0.71
CAST RELATIONS	389.26	0.33	2,493.84	0.41
TRAVEL & LODGING	0.00	0.00	723.16	0.12
ENTERTAINMENT & MEALS	198.26	0.17	472.21	0.08
MISC EXPENSE	0.00	0.00	51.16	0.01
DEPRECIATION	1,100.84	0.93	5,504.20	0.91
FEDERAL INCOME TAX EXPENSE	0.00	0.00	7,996.00	1.33
STATE INCOME TAX EXPENSE	0.00	0.00	1,551.00	0.26

TOTAL OTHER EXPENSES	27,759.38	23.45	145,574.08	24.19

TOTAL EXPENSES	87,932.85	74.28	436,064.40	72.45

NET INCOME	18,376.32	15.52	106,125.59	17.63